Exhibit 99.20
16 December 2019
Rio Tinto plc - Transaction in own shares
Rio Tinto plc (the "Company") today announces that on 16 December 2019 it purchased the following number of ordinary shares of 10 pence each in the Company (the “Ordinary Shares”) on the London Stock Exchange from J.P. Morgan Securities plc. These shares will be cancelled.
Ordinary Shares

Date of Purchase	16 December 2019
Number of ordinary shares purchased	8,694
Average price paid (pence)	4379.5133
Highest price paid (pence)	4425.0000
Lowest price paid (pence)	4362.5000

These share purchases form part of the Company's share buy-back programme which is expected to be completed over the period from 28 February 2019 to 28 February 2020, details of which were announced on 20 September 2018.
In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s Ordinary Shares repurchased under the buy-back programme independently of, and uninfluenced by, the Company for the period from 20 May 2019 to 26 February 2020.
Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase Ordinary Shares, Chapter 12 of the Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.
Following the cancellation of the Ordinary Shares repurchased, the Company will have 1,259,711,716 Ordinary Shares in issue. To the extent that further Ordinary Shares are repurchased under the programme, these will also be cancelled.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades is detailed below:
Transaction details: Rio Tinto plc ordinary shares of 10 pence each
Issuer name: Rio Tinto plc
LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own shares
ISIN: GB0007188757
Intermediary name: J.P. Morgan Securities plc
Intermediary Code: JPMSGB2L
Timezone: GMT
Currency: GBp

Aggregated Information
Date of purchase: 16 December 2019
Number of ordinary shares purchased: 8,694
Volume weighted average price paid per share (pence): 4379.5133

Transaction Date and Time	Volume	Price (GBp)	Platform	Transaction Reference Number
16-Dec-2019 08:00:27	1	4369.0000	XLON	11003110000000731-E0gWgZHc2Tgn20191216
16-Dec-2019 08:00:27	6	4369.0000	XLON	11003110000000731-E0gWgZHc2TfN20191216
16-Dec-2019 08:00:27	54	4369.0000	XLON	11003110000000731-E0gWgZHc2TgZ20191216
16-Dec-2019 08:00:33	179	4369.0000	XLON	11003110000000731-E0gWgZHc2UID20191216
16-Dec-2019 08:01:00	241	4364.5000	XLON	11003110000000838-E0gWgZHc2VLE20191216
16-Dec-2019 08:01:00	287	4362.5000	XLON	01003010000000901-E0gWgZHc2VLa20191216
16-Dec-2019 08:02:17	215	4363.5000	XLON	01003010000001125-E0gWgZHc2Yuy20191216
16-Dec-2019 08:02:17	118	4363.5000	XLON	01003010000001124-E0gWgZHc2Yuu20191216
16-Dec-2019 08:02:17	205	4363.5000	XLON	01003010000001124-E0gWgZHc2Yuw20191216
16-Dec-2019 08:06:39	194	4369.0000	XLON	01003010000001872-E0gWgZHc2g2M20191216
16-Dec-2019 08:06:39	219	4369.0000	XLON	01003010000001872-E0gWgZHc2g2P20191216
16-Dec-2019 08:08:30	67	4372.0000	XLON	01003010000002083-E0gWgZHc2imY20191216
16-Dec-2019 08:08:39	272	4371.0000	XLON	11003110000002192-E0gWgZHc2jEK20191216
16-Dec-2019 08:08:39	77	4371.5000	XLON	01003010000002074-E0gWgZHc2jDq20191216
16-Dec-2019 08:08:41	260	4370.5000	XLON	11003110000002203-E0gWgZHc2jI620191216
16-Dec-2019 08:09:10	372	4366.0000	XLON	11003110000002247-E0gWgZHc2kH020191216
16-Dec-2019 08:11:33	63	4374.0000	XLON	01003010000002534-E0gWgZHc2oaE20191216
16-Dec-2019 08:11:33	129	4374.0000	XLON	01003010000002534-E0gWgZHc2oaA20191216
16-Dec-2019 08:11:33	21	4374.0000	XLON	01003010000002534-E0gWgZHc2oaC20191216
16-Dec-2019 08:11:33	21	4374.0000	XLON	11003110000002544-E0gWgZHc2oaL20191216
16-Dec-2019 08:11:33	71	4374.0000	XLON	11003110000002544-E0gWgZHc2oaG20191216
16-Dec-2019 08:12:28	110	4381.5000	XLON	01003010000002680-E0gWgZHc2q2520191216
16-Dec-2019 08:12:28	36	4381.5000	XLON	01003010000002680-E0gWgZHc2q2320191216
16-Dec-2019 08:12:28	143	4381.5000	XLON	11003110000002704-E0gWgZHc2q2720191216
16-Dec-2019 08:13:36	1	4380.5000	XLON	11003110000002873-E0gWgZHc2rD320191216
16-Dec-2019 08:14:45	2	4384.5000	XLON	01003010000003016-E0gWgZHc2sdB20191216
16-Dec-2019 08:14:46	7	4384.5000	XLON	01003010000003016-E0gWgZHc2sdw20191216
16-Dec-2019 08:14:46	1	4384.5000	XLON	01003010000003016-E0gWgZHc2se720191216
16-Dec-2019 08:15:00	216	4388.5000	XLON	01003010000003112-E0gWgZHc2tKS20191216
16-Dec-2019 08:16:47	416	4381.0000	XLON	01003010000003403-E0gWgZHc2wVl20191216
16-Dec-2019 08:16:49	50	4381.0000	XLON	01003010000003403-E0gWgZHc2wWq20191216
16-Dec-2019 08:16:49	466	4380.5000	XLON	11003110000003422-E0gWgZHc2wWw20191216
16-Dec-2019 08:16:59	74	4374.0000	XLON	01003010000003415-E0gWgZHc2wnq20191216
16-Dec-2019 08:19:10	30	4366.0000	XLON	01003010000003583-E0gWgZHc2zbG20191216
16-Dec-2019 08:19:10	145	4367.5000	XLON	11003110000003626-E0gWgZHc2zay20191216
16-Dec-2019 08:19:10	187	4366.0000	XLON	01003010000003583-E0gWgZHc2zbE20191216
16-Dec-2019 08:21:11	133	4369.0000	XLON	01003010000003853-E0gWgZHc32H320191216
16-Dec-2019 08:21:11	122	4369.0000	XLON	11003110000003855-E0gWgZHc32H120191216
16-Dec-2019 08:23:05	174	4369.0000	XLON	11003110000004226-E0gWgZHc34zd20191216
16-Dec-2019 08:23:05	105	4369.0000	XLON	01003010000004213-E0gWgZHc34zb20191216
16-Dec-2019 08:24:00	53	4369.0000	XLON	11003110000004385-E0gWgZHc35yd20191216
16-Dec-2019 08:24:00	18	4369.0000	XLON	11003110000004385-E0gWgZHc35yZ20191216
16-Dec-2019 08:24:00	165	4369.0000	XLON	01003010000004371-E0gWgZHc35yf20191216
16-Dec-2019 08:25:22	112	4369.5000	XLON	11003110000004644-E0gWgZHc37vU20191216
16-Dec-2019 08:27:59	3	4382.0000	XLON	01003010000005048-E0gWgZHc3BmK20191216
16-Dec-2019 08:27:59	264	4382.0000	XLON	01003010000005048-E0gWgZHc3BmM20191216

Transaction Date and Time	Volume	Price (GBp)	Platform	Transaction Reference Number
16-Dec-2019 08:30:57	100	4375.5000	XLON	01003010000005649-E0gWgZHc3HQy20191216
16-Dec-2019 08:32:46	65	4376.0000	XLON	11003110000005976-E0gWgZHc3Jxu20191216
16-Dec-2019 08:34:47	242	4376.5000	XLON	11003110000006199-E0gWgZHc3N0q20191216
16-Dec-2019 08:34:54	178	4373.0000	XLON	11003110000006312-E0gWgZHc3ND120191216
16-Dec-2019 08:34:54	64	4373.0000	XLON	01003010000006292-E0gWgZHc3ND320191216
16-Dec-2019 08:35:43	44	4376.0000	XLON	11003110000006443-E0gWgZHc3Oym20191216
16-Dec-2019 08:35:43	114	4376.0000	XLON	11003110000006443-E0gWgZHc3Oyk20191216
16-Dec-2019 08:42:26	82	4396.0000	XLON	11003110000007463-E0gWgZHc3Z4A20191216
16-Dec-2019 08:47:47	70	4406.5000	XLON	11003110000008264-E0gWgZHc3gIk20191216
16-Dec-2019 08:47:47	7	4405.5000	XLON	11003110000008257-E0gWgZHc3gKM20191216
16-Dec-2019 08:47:47	57	4405.5000	XLON	11003110000008257-E0gWgZHc3gKO20191216
16-Dec-2019 08:47:47	90	4404.5000	XLON	11003110000008221-E0gWgZHc3gKl20191216
16-Dec-2019 08:49:15	152	4404.0000	XLON	11003110000008505-E0gWgZHc3iwN20191216
16-Dec-2019 08:49:15	152	4404.0000	XLON	11003110000008505-E0gWgZHc3iwQ20191216
16-Dec-2019 08:50:28	18	4402.0000	XLON	01003010000008804-E0gWgZHc3l3l20191216
16-Dec-2019 08:51:13	146	4402.0000	XLON	01003010000008804-E0gWgZHc3lss20191216
16-Dec-2019 08:51:13	72	4402.0000	XLON	11003110000008893-E0gWgZHc3lsu20191216
16-Dec-2019 08:52:50	3	4406.5000	XLON	01003010000009270-E0gWgZHc3p1a20191216
16-Dec-2019 08:53:09	62	4406.5000	XLON	01003010000009270-E0gWgZHc3pQN20191216
16-Dec-2019 08:54:23	159	4405.0000	XLON	11003110000009505-E0gWgZHc3rRJ20191216
16-Dec-2019 08:55:31	70	4402.5000	XLON	01003010000009685-E0gWgZHc3sqR20191216
16-Dec-2019 08:58:09	70	4406.5000	XLON	01003010000010213-E0gWgZHc3x1L20191216
16-Dec-2019 09:01:29	26	4406.5000	XLON	01003010000010841-E0gWgZHc42cf20191216
16-Dec-2019 09:01:30	44	4406.5000	XLON	01003010000010841-E0gWgZHc42d320191216
16-Dec-2019 09:02:39	64	4407.0000	XLON	11003110000011003-E0gWgZHc44O120191216
16-Dec-2019 09:04:40	65	4412.5000	XLON	11003110000011264-E0gWgZHc46xq20191216
16-Dec-2019 09:10:41	65	4416.5000	XLON	11003110000012086-E0gWgZHc4ETV20191216
16-Dec-2019 09:15:03	77	4421.0000	XLON	11003110000012796-E0gWgZHc4Kjn20191216
16-Dec-2019 09:15:45	83	4418.0000	XLON	01003010000012835-E0gWgZHc4Lhj20191216
16-Dec-2019 09:17:01	65	4415.0000	XLON	11003110000012998-E0gWgZHc4N5w20191216
16-Dec-2019 09:28:58	83	4425.0000	XLON	11003110000014506-E0gWgZHc4adE20191216

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